December 10, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BreitBurn Energy Partners L.P.

BreitBurn Finance Corporation

Registration Statement on S-4

Filed October 18, 2012

File No. 333-184489

Ladies and Gentlemen:

This letter accompanies Amendment No. 1 to the Registration Statement on Form S-4 of BreitBurn Energy Partners L.P. (the “Partnership”) and BreitBurn Finance Corporation (“BreitBurn Finance,” and together with the Partnership, the “Issuers” ) respecting the exchange offer of up to $450,000,000 aggregate principal amount of their 7.875% Senior Notes due 2022 that were originally issued in Rule 144A transactions and have not been registered under the Securities Act of 1933 (the “Securities Act”) for an equal amount of their 7.875% Senior Notes due 2022 that have been registered under the Securities Act (the “Senior Notes”).

The purpose of this letter is to confirm supplementally to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission that the Issuers are registering the Senior Notes to be issued in such exchange offer in reliance on the Exxon Capital Holdings Corporation letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated letter (available June 5, 1991), and the Shearman & Sterling letter (available July 2, 1993). The Issuers hereby represent that they have not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Senior Notes to be issued in the exchange offer and, to the best of their knowledge and belief, each person (including any broker-dealer) participating in the exchange offer will acquire such Senior Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Senior Notes to be received in the exchange offer.

BREITBURN ENERGY PARTNERS L.P.

515 South Flower Street    48th Floor    Los Angeles, California 90071    Phone (213) 225-5900    Fax (213) 225-5916

Division of Corporation Finance

December 10, 2012

If any additional supplemental information is required by the Staff, please contact the Issuers’ counsel, Shelley A. Barber, whose telephone number and mailing address are shown on the facing sheet of the S-4 Registration Statement.

Very truly yours,

BREITBURN ENERGY PARTNERS L.P.

By:	BREITBURN GP, LLC, its general partner

By:	/s/ Gregory C. Brown
Name: Gregory C. Brown
Title: General Counsel & Executive Vice President

BREITBURN FINANCE CORPORATION

By:	/s/ Gregory C. Brown
Name: Gregory C. Brown
Title: General Counsel & Executive Vice President

cc:	Shelley A. Barber

Vinson & Elkins LLP

BREITBURN ENERGY PARTNERS L.P.

515 South Flower Street    48th Floor    Los Angeles, California 90071    Phone (213) 225-5900    Fax (213) 225-5916